Exhibit 99.2

IR WEB MEETING COVID - 19 CRISIS UPDATE April 2020

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 01 New Business: XP Wealth Service 02 KPIs 03 Selected 1Q20 Preliminary Results 04 COVID - 19 Update Closing Remarks 05

1 COVID - 19 Update

5 Main Initiatives during COVID - 19 Crisis (1/2) XP Inc. is active and focused on supporting all its stakeholders Source: XP Inc. EMPLOYEES | HEALTH FIRST • > 95% on home office • Anticipation of benefits • Adhered to # NãoDemita (# NoLayOff ) initiative CLIENTS | CLOSER THAN EVER • COVID - 19 updates: daily special reports and interactive monitoring web page • 14 million unique visitors in Infomoney in March, >3x higher than Jan/Feb • Over 2.1 million unique visitors on our Retail Research Platform.

Main Initiatives during COVID-19 Crisis (2/2)

XP Inc. is active and focused on supporting all its stakeholders

IFA NETWORK | FULL SUPPORT

- **$50mn** incentive package: client activation goal and maintaining healthy inflows
- Sustainable growth of new IFAs

PLATFORM | CONTINUOUS IMPROVEMENTS

- In a record quarter, XP maintained its leadership position with **+50%** of retail equity traded volume market share
- New applications and solutions anticipated and launched

SOCIAL RESPONSABILITY

- "Juntos Transformamos" (Transforming Together) campaign to provide food for low income families

Number of IFAs



+54%
+7%
4,487
6,411
6,887
1Q19
4Q19
1Q20

Retail Equity Market Share (Mar-20)



Custody
Traded Volume
23%
20%
51%
7%
#1 XP Inc.
#2
#1 XP Inc.
#2



JUNTOS TRANSFORMAMOS

Source: XP Inc., B3

6

2 XP Wealth Services

New Business: XP Wealth Services

Platform focused on providing services to independent private wealth managers and reinforcing our ecosystem xp wealth services
Wealth Services
xp investimentos
clear
rico
RETAIL
XP Direct / Online Services
Individual 6.9k IFAs
INSTITUTIONAL
Corporate Access
Trading Desk
XP Inc.
Capital Market Securities Placement
Complementary Services
ISSUER SERVICES
XP Educação
XP Research
Social Network
EXPERT
Infomoney
Digital Influencers
DIGITAL CONTENT

XP reinforces its **ecosystem** with **wealth services business**, complementing its investments models, **respecting individuals preferences** and needs

8

3 KPIs

Assets Under Custody and Net Inflow

Impact of equity market depreciation mitigated by healthy inflow

AUC (in R$ billion)


409
(58)
(21)
+36
366
AUC 4Q19
Market Depreciation
One-Off Corporate Outflow
Net Inflow
AUC 1Q20

Monthly Net Inflow (in R$ billion)


11
12
4Q19
1Q20[1]

AUC Product Mix – 1Q20


Other[2]
22%
Equity
22%
25%
Fixed Income
31%
Funds

- AUC was impacted by the overall depreciation of the market, especially in Equity assets;
- One-off Outflow - triggered by corporate client restructuring – with limited impact on revenues;
- Solid and consistent level of inflow during the quarter.

- Adjusted for the Corporate one-off outflow, net inflow in 1Q20 maintained a healthy pace of R$12 billion per month;
- Share of equity-linked assets still above 1Q19, even after relevant depreciation during 1Q20.

1 Excludes one-off outflow from corporate client
2 Other includes Floating, Pension Funds, REITs, International Products and Structured Notes (COE)

10

11 Active Clients and NPS 2 million Active Clients milestone achieved with s trong evolution in 1Q20 and solid NPS Active Clients (‘000) ▪ Active Clients totaled 2 million in 1 Q 20 , up 20 % vs 4 Q 19 and 81 % vs 1 Q 19 . ▪ New Active Clients per month accelerated sharply QoQ in the midst of the COVID - 19 crisis . New Active Clients per month (‘000) 55 112 4Q19 1Q20 +104% 4Q19 1,702 1Q20 2,039 +20% NPS Mar - 20: 72 Note: NPS, is an independent widely known survey methodology that measures the willingness of customers to recommend a Compan y’s products and services. The NPS calculation as of a given date reflects the average of the answers in the previous six months

4 Selected 1Q20 Preliminary Results

Selected 1Q20 Preliminary Results[1]

Gross Revenue and Adjusted Net Margin

Gross Revenue (in R$ mn)



>60%
>1,600
1,006
1Q19
1Q20

3-5 years Guidance
35%+ Gross Revenue CAGR

Adjusted Net Margin[2]



>4pp
>22%
18%
1Q19
1Q20

3-5 years Guidance
18% - 22% Adjusted Net Margin

1 – Disclamer: The results for 1Q20 are preliminary, subject to completion, reflect our management's current views and may change as a result of our management's review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results for 1Q20 are subject to the finalization and closing of our accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. We caution you that these preliminary results for 1Q20 are not guarantees of future performance or outcomes and that actual results may differ materially from those described above.
2 – Adjusted Net Margin is calculated as Adjusted Net Income divided by net revenue. See appendix for a reconciliation of Adjusted Net Income.

13

5 Closing Remarks

15 Customer centric model with a broad portfolio of products and IFA network DIFFERENTIATED TECH - ENABLED PLATFORM Entrepreneurial and long - term vision in a meritocratic environment MISSION - DRIVEN CULTURE Well capitalized with +R$7bn in cash STRONG BALANCE SHEET POSITION - Investment assets of over R$8 trillion ¹ with ~90% controlled by 5 banks LARGE AND CONCENTRATED MARKET Closing Remarks ¹ Oliver Wyman Report - December 2019 XP Inc. will continue its mission to transform the financial markets in Brazil

Investor Relations Carlos Lazar André Martins ir@xpi.com.br IR Website: investors.xpinc.com

17 Appendix : Reconciliation of Adjusted Net Income Adjusted Net Income (in R $ mn ) 4Q19 4Q18 YoY 2019 2018 2019 vs 2018 Net Income 390 113 244% 1,089 465 134% (+) Itaú Transaction and deal related expenses - 3 n.a - 39 n.a (+) Stock Based Compensation 7 - - 7 - - (+) IPO expenses 22 - - 22 - - ( - ) One - time tax claim recognition (2010 - 2017) - - - (71) - - (+/ - ) Taxes (3) (1) 242% 25 (13) n.a Adjusted Net Income 417 115 262% 1,074 491 119%